Exhibit 99.2

NXP announces launch of exchange offer for its Notes

Eindhoven, The Netherlands — NXP B.V. (“NXP”) announced today the launch of offers to exchange (the “Exchange Offers”) up to  €1,000,000,000 principal amount Floating Rate Senior Secured Notes due 2013,  $1,535,000,000 principal amount Floating Rate Senior Secured Notes due 2013,  $1,026,000,000 principal amount 7 7/8% Senior Secured Notes due 2014, €525,000,000 principal amount 8 5/8% Senior Notes due 2015 and $1,250,000,000 principal amount 9 1/2% Senior Notes due 2015 (the “Exchange Notes”) for any and all of its outstanding euro-denominated Floating Rate Senior Secured Notes, dollar-denominated Floating Rate Senior Secured Notes, dollar denominated 7 7/8% Senior Secured Notes, euro-denominated  8 5/8% Senior Notes and dollar-denominated 9 ½% Senior Notes  (the “Existing Notes”). The Exchange Notes are identical in all material respects to the Existing Notes, except that the Exchange Notes have been registered with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are not subject to the transfer restrictions and registration rights relating to the Existing Notes. The Exchange Notes will be guaranteed on a senior basis by certain of our current and future material wholly-owned subsidiaries.

The exchange offers for dollar-denominated outstanding notes expire at 5:00 PM (New York City time) on May 30, 2007, unless extended. The exchange offers for euro-denominated outstanding notes expire at 5:00 PM (London time) on May 30, 2007, unless extended. The Exchange Offers are not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange. Any Existing Notes not tendered will remain subject to existing transfer restrictions.

The Existing Notes were sold to institutional investors in a private placement on October 12, 2006, at which time NXP agreed to file a registration statement with the SEC for the Exchange Offers prior to January 5, 2008. The SEC declared the registration statement relating to the Exchange Offers effective on April 26, 2007. NXP expects the Exchange Notes to be accepted for clearance through Euroclear and Clearstream or DTC, as applicable, with the following CUSIP / common codes and international securities identification numbers:

Exchange Notes	CUSIP	Common Code	ISIN
EUR Floating Rate Senior Secured Notes due 2013		029843643	XS0298436436
USD Floating Rate Senior Secured Notes due 2013	62947Q AE8		US62947QAE89
USD 7⅞% Senior Secured Notes due 2014	62947Q AF5		US62947QAF54
EUR 8⅝% Senior Notes due 2015		029843708	XS0298437087
EUR 9½% Senior Notes due 2015	62947Q AG3		US62947QAG38

The Existing Notes are listed on the Alternative Securities Market of the Irish Stock Exchange (SEDOL B1FSGX0 for the euro-denominated Floating rate Senior Secured Notes due 2013; SEDOL B1FSJG4 for the dollar-denominated Floating rate Senior Secured Notes due 2013; SEDOL B1FSDN9 for the dollar-denominated 7 7/8% Senior Secured Notes due 2014; SEDOL B1FSJ53 for the euro-denominated 8 5/8% Senior Notes due 2015 and SEDOL B1FSJK8 for the dollar-denominated 9 ½ %

Senior Notes due 2015).Application has been made for the Exchange Notes to be listed on the Alternative Securities Market of the Irish Stock Exchange.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any Exchange Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

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NXP B.V.
Investor Relations
High Tech Campus 60
5656 AG Eindhoven
The Netherlands

Jan Maarten Ingen Housz
+31 40 27 22315
Contact

Media
Sander Arts
+31 40 27 25159
Contact

About NXP
NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in 26 countries across the world. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

Forward-looking Statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain plans and objectives of NXP with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.